SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934
(Amendment No. __)

SAFESTITCH MEDICAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

78645Y102

(CUSIP Number)

Dr. Chao Chen
3rd Floor, No. 308
Sec. 2, Bade Rd.
Taipei, 10492, TAIWAN
Telephone: +886-2-8772-8099

(Name, address and telephone number of person
authorized to receive notices and communications)

July 22, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS UniMed Investment Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan, Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	2,000,000 (1)
	6	SHARED VOTING POWER	-0-
	7	SOLE DISPOSITIVE POWER	2,000,000 (1)
	8	SHARED DISPOSITIVE POWER	-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.0%
12	TYPE OF REPORTING PERSON CO

(1)           Includes 2,000,000 shares of the Issuer’s 10.0% Series A Convertible Preferred Stock, par value $0.01 per share, that are currently convertible into 2,000,000 shares of the Issuer’s common stock.

Item 1(a)	Name of Issuer:

SafeStitch Medical, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

4400 Biscayne Boulevard
Suite A-100
Miami, Florida 33137

Item 2(a)	Name of Person(s) Filing:

UniMed Investment Inc.

Item 2(b)	Address or Principal Business Office or, if none, Residence:

3rd Floor, No. 308,
Sec. 2, Bade Rd.
Taipei, 10492, TAIWAN

Item 2(c)	Citizenship:

UniMed Investment Inc. is an entity formed under the laws of Taiwan, Republic of China.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share.

Item 2(e)	CUSIP Number:

78645Y102

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership.

Reporting Person	Number of Outstanding Shares Beneficially Owned		Percentage of Outstanding Shares of Common Stock(1)

UniMed Investment Inc.	2,000,000	(2)	10.0%

	Power to Vote			Power to Dispose
Reporting Person	Sole		Shared	Sole		Shared

UniMed Investment Inc.	2,000,000	(2)	-0-	2,000,000	(2)	-0-

(1)           Percentage based upon 17,962,718 shares of Common Stock outstanding as of May 12, 2009, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 13, 2009, plus those shares of Common Stock deemed outstanding in accordance with Rule 13(d)-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(2)           Includes 2,000,000 shares of the Issuer’s 10.0% Series A Convertible Preferred Stock, par value $0.01 per share, that are currently convertible into 2,000,000 shares of the Issuer’s common stock.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2009	UNIMED INVESTMENT INC.

	by:	/s/ William Lu
William Lu
Chairman & CEO